Mail Stop 4628

                                                          September 5, 2019

Via E-mail
Mark Mason
Chief Financial Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

       Re:    Citigroup Inc.
              10-K for Fiscal Year Ended December 31, 2018
              Filed February 22, 2019
              File No. 1-09924

Dear Mr. Mason:

        We refer you to our comment letter dated August 8, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Rohan Weerasinghe
       General Counsel
       Citigroup